Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  TCF Financial Corporation
Commission File No.:  001-39009
Date:  December 14, 2020

Huntington Bancshares Incorporated and TCF Financial Corporation Merger Call
Conference Call Transcript

Huntington Bancshares Incorporated (NasdaqGS:HBAN)

Monday, December 14, 2020 8:30 AM

Executives
Mark A. Muth - Senior VP & Director of Investor Relations
Richard A. Pohle - Executive Vice President & Chief Credit Officer
Scott Brewer -
Stephen D. Steinour - Chairman, President & CEO
Zachary J. Wasserman - CFO & Senior EVP

Analysts
Bill Carcache - Research Analyst
Brian Paul Klock - Managing Director
Brocker Clinton Vandervliet - Executive Director & Senior Banks Analyst of Mid Cap
David Joseph Long - Senior Analyst
Erika Najarian - Managing Director and Head of US Banks Equity Research
John G. Pancari - Senior MD & Senior Equity Research Analyst
Jon Glenn Arfstrom - MD of Financial Services Equity Research & Analyst
Kenneth Allen Zerbe - Executive Director
Matthew Derek O'Connor - Managing Director in Equity Research
Robert Scott Siefers - MD & Senior Research Analyst
Steven A. Alexopoulos - MD and Head of Mid-Cap & Small-Cap Banks
Terence James McEvoy - Managing Director and Research Analyst

Presentation

Operator
Good morning. On behalf of Huntington Bancshares, I'd like to welcome you to the Huntington Bancshares and TCF Financial Corporation Merger, Analyst and Investor Conference Call. I am Melissa, and I will be your operator this morning. [Operator Instructions]

I'd now like to turn the call over to your host, Mark Muth, Director of Investor Relations for Huntington. Please go ahead, sir.

Mark A. Muth
Thank you, Melissa. Before we get started, I'd like to direct your attention to Slide 2 and highlight that this presentation may include forward-looking statements, like those described on the slide. Please refer to our filings with the SEC, including our 2019 annual report and the most recent 10-Q filing, which contain information about specific factors that could cause actual results to differ from these statements.

With that, I'd like to turn it over to our Chairman, President and CEO, Steve Steinour.

Stephen D. Steinour
Thanks, Mark, and good morning, everyone. In addition to Mark, I'm joined this morning by Zach Wasserman, our CFO; Rich Pohle, our Chief Credit Officer; and Scott Brewer, our Corporate Development Director.

I'm very excited to announce this morning the combination of Huntington and TCF Financial. Before we get into the details, however, I'd like to welcome the TCF team members to Huntington. We will have an even stronger future together, and we look forward to working with you.

Beginning on Slide 3, we believe this combination is very compelling across a number of fronts. First, we're building scale and becoming a top 10 U.S. regional bank. We're expanding our leadership position in several of our current markets, most notably Detroit and greater Michigan, building out the Chicago market and entering Minneapolis, along with Denver, both of which are highly attractive MSAs. We are creating a consumer footprint that is market leading in its density and distribution. On a pro forma basis, we will produce superior returns. This combination broadens the diversification of our commercial and consumer loan portfolios with respect to both product mix and geography.

Second, from a financial perspective, we believe this combination is highly compelling. We expect to produce 18% EPS accretion on a fully phased-in synergy basis in 2022, to earn back the tangible book value per share dilution in approximately 2.7 years and deliver an internal rate of return in excess of 20%.

Additionally, we expect to generate peer-leading financial performance metrics, including return on assets, return on tangible common equity and efficiency ratio. This combination also creates the capacity to accelerate our investments in digital capabilities, while also leveraging our existing technology across a broader customer base.

Finally, while all transactions have risks, we believe this combination is on the lower end of the risk spectrum given our familiarity with TCF and the markets in which they operate, particularly given significant branch overlap. We have proven our ability to manage risks and to integrate at this relative size.

Turning to Slide 4. Huntington will become a top 10 U.S. regional bank. We'll become a leader across our footprint with distribution density in most markets. We expect to generate best-in-class returns, which will drive shareholder value. In fact, the capitalized value of the cost synergies alone created in this combination are expected to total $3.3 billion or more than half the transaction value.

On Slide 5, we detailed some of the structural components of the transaction. We believe this is a compelling combination for both Huntington and TCF shareholders. The deal is structured as all stocked, with TCF shareholders receiving approximately 3 shares of Huntington for each TCF share they own. Based on our closing price as of December 11, that implies $38.83 per share or roughly $6 billion of aggregate value.

Upon closing in the second quarter of 2021, TCF shareholders will be welcomed as new Huntington shareholders and participate in our quarterly dividend, which will provide a meaningful increase of approximately 29% to their current dividend level. On a pro forma basis, legacy TCF shareholders will own approximately 31% of Huntington.

The transaction is subject to shareholder and required regulatory approvals. We will have dual headquarters, with the holding company and consumer bank in Columbus and the commercial bank in Detroit. The Detroit MSA has more than twice the population and more than twice the number of businesses compared to the Columbus MSA, so we'll represent a strong home base for our commercial bank.

To support communities across our expanded footprint, we will also set up a $50 million donor advised fund at the Community Foundation for Southeast Michigan. I'll remain Chairman, President and CEO of the holding company and CEO and President of the bank. Gary Torgow, who I've known for 20 years, Gary Torgow will serve as Chairman of the bank's Board of Directors, while Huntington's lead Director, Dave Porteous, will continue to serve as lead Director, both the holding company and bank Boards. We'll also welcome 5 Directors from TCF to our Board.

I believe most of you are familiar with TCF, but I'd like to highlight a couple of things about their franchise, turning to Slide 6. TCF has approximately $50 billion of assets. They're a sizable bank within their footprint and have 1.5 million retail deposit customers. They offer specialized national businesses that we find very attractive and additive in equipment and inventory finance. These are unique, high-quality loan generating platforms with even more value attached to Huntington. We'll get it to it later, but combining Huntington's asset finance business with TCF makes us the eighth largest bank-owned equipment finance company. Finally, TCF comes with a well-balanced loan portfolio that's funded primarily by sticky, low-cost consumer deposits.

On Slide 7, our combined market presence will be within a footprint that has 60 million people and a GDP of nearly $4 trillion, which would rank at #5 in the world if it were a standalone economy. Within our combined footprint, we will rank #1 in total branches and #2 in retail deposits. Across our 10 largest deposit markets, we'll have top 5 share in 7 of them. We will hold the #1 overall rank for retail deposits in both Ohio and Michigan.

On Slide 8, you can see how this combination enhances our position in existing geographies and allows us to enter 2 new dynamic markets. As it relates to our current footprint, TCF will add more than $25 billion of deposits. These are markets like Detroit, Cleveland and Chicago, which all have strong core attributes and are places we are currently growing. The incremental scale will only enhance our position. But we're also gaining 2 new highly attractive markets, Minneapolis and Denver.

With respect to Minneapolis, we'll have the #3 deposit rank in the country's 16th largest MSA. This market has the most Fortune 500 companies per capita, a relatively young population with a high concentration of millennials and faster projected population growth than the national average.

With Denver, we entered into a large, rapidly growing MSA to which people are relocating, starting businesses and building their careers. It's a very dynamic city.

Slide 9 illustrates how our pro forma franchise will be uniquely positioned across our footprint with peer-leading density and distribution. We will have top 5 deposit share rank in nearly 70% of our MSAs compared to a peer median below 50%. Likewise, the weighted average share of our top 20 MSAs will be 16%, best in class when compared to a peer median of 12%.

And with that, I'll turn it over to Zach to walk through some of the financial aspects.

Zachary J. Wasserman
Thanks, Steve. Let's turn to Slide 10. We expect the transaction will be immediately accretive to EPS on a core basis, excluding the impact of merger-related charges. In 2022, with our expectation of 75% synergy realization, the transaction is expected to be 13% accretive to our earnings per share. Thinking about it on a run rate basis, assuming the benefit of the fully realized cost savings, that expected EPS accretion in '22 increases to 18% or $0.23 per share.

Including the full impact of the merger-related charges as well as the CECL double count, we expect to incur approximately 7% dilution to tangible book value per share. The projected earn back of the dilution is 2.7 years. We have incremental detail in the appendix on this calculation. Additionally, we expect to achieve an attractive IRR in excess of 20%. Our projected pro forma TCE and CET1 capital ratios remain largely in line with current levels.

Some of our key assumptions include earnings projections based on current Street consensus estimates. We've identified $490 million of cost savings, which represents approximately 37% of TCF's projected 2022 expense base or 40%, excluding amortization and lease depreciation on an adjusted basis. We expect to be able to realize those cost savings 50% in 2021, 75% in 2022 and the full 100% run rate thereafter.

We've also identified revenue synergies that we expect to achieve. Importantly, these revenue synergies are not included in the financial model.

We expect -- we plan to increase our technology investments by over $150 million over 3.5 years, which is not included in the $490 million of cost saves and represents a $20 million pretax expense to the income statement in 2022, netting against the gross cost synergies I mentioned before. We expect to incur merger-related charges of approximately $880 million, and while these will come in over time, for the purposes of the earn back calculation, we've included their full impact at transaction close.

After completion of our thorough due diligence process, we expect to take a credit mark-to-market on the TCF portfolio of 2.4%. For comparability, our current CECL reserve level on the Huntington portfolio is 2.3%. In addition, there is a CECL double count of $339 million that is fully included in the numbers we present. We also expect a net interest rate markup of 1.1%.

Finally, we expect a modest deposit divestiture of approximately $450 million. We expect to record a core deposit intangible asset equal to 50 basis points amortized on an accelerated basis over 10 years.

Slide 11 highlights the benefits of this transaction on key financial performance metrics as forecasted for 2022, including the full realization of cost synergies. On a pro forma basis, our projected 2022 performance would rank first among our peers across return on assets, return on tangible common equity and efficiency ratio. We expect to improve materially across all these metrics, including a 300 basis point benefit to the efficiency ratio.

On Slide 12, we provide detail on the $490 million of cost savings that will be generated in this combination. During our diligence process, we built a rigorous bottom-up, zero-based budget. We have conviction and confidence in our ability to achieve these synergies on the time line we've disclosed. These synergies represent quite meaningful value creation in the context of this transaction. If one were to capitalize those after tax synergies at a 10x earning multiple and net out the restructuring charge, the theoretical pro forma market value would increase by $3.3 billion or nearly 20% compared to the current combined market capitalization of Huntington and TCF.

We are a proven acquirer with a track record of overdelivering. With FirstMerit, we not only delivered what we promised, but exceeded the original deal projections. With that acquisition, we announced cost saves of 40% and delivered 45%. We also produced revenue synergies in excess of $100 million, both of which were delivered within the original time line. We have confidence we can equally deliver with this transaction. Experience matters, and we have many of the same leaders in place who executed the FirstMerit integration. During due diligence, the benefit of their experience and expertise was especially apparent.

We are incredibly detailed as it relates to financial modeling. We track expenses on the department or team level and have deep accountability to ensure we deliver the expected synergies. Similarly, we have identified specific revenue enhancement opportunities that, while not included in the financial model like shown here, are tracked internally with the same levels of granularity and accountability. We've done this before. We have the playbook, and we will execute to fully deliver our commitment.

Slide 13 discusses the impact this transaction will have on our existing technology and our ongoing investments in digital capabilities. As we have discussed, our strategy is to be the leading people-first, digitally powered bank. This acquisition will be a powerful opportunity to accelerate that strategy.

We enter this combination with a strong existing foundation. Since the FirstMerit transaction in 2016, we have been building the infrastructure to support a $200 billion asset institution. We've also built customer-facing digital platforms to drive growth and engagement across our business lines, including our market-leading mobile and online banking capabilities that have been recognized by J.D. Power over the past 2 years.

We can now leverage that infrastructure with additional scale and harness the power of those digital platforms across the increased scope of the combined franchise. We expect to reap the benefits of introducing the TCF customer base to our innovative product features and digital capabilities, thus elevating their customer experience. We will do so on a robust, efficient foundation of operating and servicing platforms.

The elevated customer experience should pay dividends in terms of relationship deepening, retention and new customer acquisition, just as we've seen in our own customer base in legacy markets and putting the TCF business onto our existing infrastructure will drive significant financial efficiencies.

Perhaps most importantly, this transaction will create the capacity to accelerate our technology development program. As I noted earlier, we plan to increase digital investment by $150 million over the next 3.5 years, beginning in the second half of 2021. The annual amount of the investment will accelerate during the period, and we expect the pretax expense on the P&L in 2022 to be approximately $20 million after the impact of capitalization and depreciation. For clarity, this incremental spend is not included in the $490 million of cost saves I mentioned earlier. Therefore, this $20 million expense will net against the realized savings in 2022.

When coupled with our pre-existing plan to increase development over time, we expect these additional investments will contribute to a doubling of the company's total technology development budget by 2023. These funds will be focused on customer-facing digital development to create new innovative products and features that will further strengthen our digital competitive advantage. It will support the continued growth of the value propositions on our base business as well as supporting the achievement of the revenue synergies that Steve mentioned earlier.

With that, I'll turn it back to Steve.

Stephen D. Steinour
Thanks, Zach. Turning to Slide 14. Our pro forma loan portfolio reflects improved diversification across product type and geography and remains consistent with our aggregate moderate to low-risk profile. We'll retain a healthy balance between commercial and consumer loans as well as geographic diversification with our mix of regional and national businesses.

Turning to Slide 15. We highlight the powerful opportunity to drive long-term growth across our commercial, business, consumer and private client segments. We're excited about the opportunity in commercial finance. As I mentioned earlier, our combined business would represent the eighth largest equipment finance lender. We really like their inventory finance business, with longstanding relationships with over 11,000 power sports, lawn and garden, marine and specialty vehicle dealers. We'll bring our capital markets and treasury management expertise to their customers. And lastly, we believe the commercial opportunity in Minneapolis and Denver is significant as we bring our go-to-market strategies to these dynamic markets.

As we've demonstrated over the years, small business lending is a core competency for Huntington. We've been the #1 SBA 7(a) lender book by loan volume in the U.S. for the past 3 years within our footprint for the 12 consecutive years. We will leverage the expertise and systems throughout our expanded footprint. We will expand the SBA team in Minneapolis and Denver, where we see potential for significant growth.

TCF will bring 1.5 million consumer customers to the combined organization, which plays into our consumer banking strengths. We're excited about the opportunity to introduce these new customers to our distinguished product set. As we look at the consumer customer base, we also believe there is significant long-term opportunity in home lending, in cars and additional deposits and investments. We also have momentum in our mass affluent, private banking and investment management businesses, which we will grow by capturing the expanded customer base in new and existing markets.

I mentioned due diligence, and Slide 16 provides an overview of how we approached it. Our comprehensive due diligence process was designed to ensure we thoroughly review and assess all risks. More than 350 colleagues across all functional areas were involved.

With respect to credit, our due diligence process was focused on the areas we perceived to be higher risk. TCF's largest exposures, commercial real estate, construction, COVID-impacted industries. Our team examined over 1,800 customer files comprising TCF's 600 largest credits, nearly 80% of their commercial real estate portfolio and 85% of their construction loan portfolio. We reviewed their COVID-impacted exposures in-depth as well, nearly 80% of hotels and 85% of retail developments, for example. With these strong coverage ratios and samplings of other portions of their book, we were able to draw and form conclusions about the quality of the TCF portfolio.

We also looked at those portfolios, which would be new to Huntington, particularly their vendor finance and inventory businesses. The portions of these books are feeling impacts from COVID. We believe these businesses are fundamentally solid and represent strong growth areas for us going forward.

In addition to credit, we completed thorough due diligence for all key risks, including BSA, AML, compliance, market, liquidity and operational risk. We've carefully considered capital, liquidity, concentrations and risk appetite. And as we've stated many times previously, the most significant element for Huntington in any acquisition is that we must fully understand the risks inherent in the business. Our due diligence process was deliberate and thorough.

In summary, turning to Slide 17, we're very excited about this combination. We believe both the strategic rationale and the financial impact are incredibly compelling. We know what we have to do, and we will execute with focus and urgency to deliver the expected benefits to our shareholders and other stakeholders.

We believe the transaction is extremely attractive for both sets of shareholders. We're building scale as we become a top 10 U.S. regional bank. We're enhancing our distribution network, and we'll have unmatched density in our markets. The financial aspects are highly compelling, and we expect the pro forma institution to generate peer-leading financial performance.

So with that, we thank you for your interest this morning. Let me now turn it back over to Mark, so we can get to your questions.

Mark A. Muth
Thanks, Steve. Melissa, we will now take questions from the audience. [Operator Instructions] Thank you.

Question and Answer

Operator
[Operator Instructions] Our first question comes from the line of Ken Zerbe with Morgan Stanley.

Kenneth Allen Zerbe
I guess my first question, just in terms of expenses. Given that TCF just went through its own merger with Chemical and they cut a ton of expenses out of the business, can you just talk about like why -- or where you're getting a lot of these expense cuts because the 37% is pretty large given they just completed theirs?

Zachary J. Wasserman
Thanks, Ken. This is Zach. I'll take that one. I'll just reiterate a couple of things that I said in my comments and extend. Firstly, we did an incredibly detailed analysis. It was a bottom-up budgeting process, and we have line of sight towards all of the $490 million cost reduction that I talked about.

And really, there's 3 key drivers of that. The first of them is scale, and we'll be able to leverage our operating and technology infrastructure to port over their business onto our platform, and that's going to be a very substantial driver of the cost savings.

In addition, as Steve noted in some of his comments, there's a substantial branch overlap between our 2 businesses that give us the opportunity to optimize over time. I think you've seen us do that in the FirstMerit transaction and, then also over time, over the last successive years. And so there's an opportunity to do that here in a thoughtful way.

And then lastly, the typical synergies you expect in overhead and functions. So that's where we're going to get it. It's a great opportunity to drive scale.

If you look at TCF's efficiency ratio sort of in the approximately 60% range, while Huntington's is in the 50%, you can get a sense of how we can get that run rate efficiency level to about 55%, which is a 300 basis point improvement.

I would note, as I noted in my comments, just in terms of the timing, to make sure that you're all seeing that, 50% synergy realization in the back half of '21, 75% on a run rate basis in '22 and then exiting '22 with that full run rate. So we feel good about it. We've got good line of sight, and we'll be ready to execute it.

Kenneth Allen Zerbe
Great. Okay. And then just my follow-up question, along the same topic. So I think your long-term ROTCE target was 17% to 20%, if I'm not mistaken, and 17% is kind of where you were pre-pandemic and also where we expected you to be sort of after the pandemic ended.

On Slide 4, you mentioned that 17% is still the ROTCE after the deal. Can you just help us reconcile that? I would have thought that with all the cost savings, the ROTCE would have crept higher. Why is it still around 17%?

Zachary J. Wasserman
Sure. Look, I think the capital ratios that we're seeing in this deal are really strong, and it's really just a function of the strong capital position. As we go forward, we do expect to see a lift in return on capital, at least 100 basis points, if not more. And so I think we'll continue to refine the long-term estimates, clearly, as we get out into time.

But over time, that efficiency ratio improvement, that return on capital improvement and the ultimate sharing back of that benefit in terms of capital distribution to shareholders is going to be really powerful.

Stephen D. Steinour
Deep experience, I'd add, Zach, if I could. That Street model, we didn't put revenue synergies in, so you're looking at it only perhaps half the equation.

Operator
Our next question comes from the line of Matt O'Connor with Deutsche Bank.

Matthew Derek O'Connor
I guess, to follow up on the comments of kind of looking at this through the lens of all different risks and making sure it fits in with Huntington. I guess, as you step back, is there any derisking to do on either side of the company as we think about loan portfolio, rate positioning or things like overdraft fees?

Slide 21 shows a very small adjustment for the fair rate policy, and appreciate all that detail, but kind of any broader adjustments to the fee structure?

Stephen D. Steinour
So Matt, this is Steve. The -- we put a fair play adjustment in for overdraft. We get benefit from a 24-Hour Grace on our other products and features in terms of much lower account attrition, things like that. So that's our best estimate of that dyssynergy at this point.

We don't have divestitures of business lines or geographies expected in this acquisition, so we're -- the portfolios we inherit will work through, just like we do with FirstMerit. There may be some differences on the margin in terms of credit appetite. And over time, we'll address that, again, just like we did with FirstMerit.

Matthew Derek O'Connor
And then how about from an interest rate perspective? I appreciate there's time between now and when the deal closes. But how are you thinking about the balance sheet post closing in terms of rate sensitivity?

Zachary J. Wasserman
Yes. Thanks. This is Zach. I'll take this one. I mean, directionally, TCF's interest rate sensitivity is approximately the same as Huntington's. It's a bit more asset sensitive. They don't have substantial hedges. Their securities book is a bit longer duration than Huntington's. But on a combined basis, it's not materially different.

I think between now and then, we're going to be looking at our own balance sheet to ensure that we can accommodate the combined density and may take opportunities to optimize between now and then, but no immediate plans for any changes.

Operator
Our next question comes from the line of Scott Siefers with Piper Sandler.

Robert Scott Siefers
The -- just had a question on sort of bringing the cultures together. The 2 companies have just much different approaches to customers. Huntington has spent kind of a decade creating just a very, very customer-friendly culture. TCF, in many ways, though, one is sort of just kind of a roll-up, but it's had a historically much heavier sort of penalty fee history. As you sort of approach merging the 2 qualitatively, how do you marry those 2 different approaches to customer treatment?

Stephen D. Steinour
Well, there are a lot of similarities in the culture, too, Scott, that you didn't pick up in your comments. For example, there's just outstanding customer service in the commercial business lines that I referenced. Their asset finance, their inventory finance, they've done a magnificent job, and they have very high grades in terms of customer loyalty and retention.

And then depending on the branch business, it's almost by state a little bit different. The legacy Chemical franchise was very, very much like Huntington. These are colleagues, team members, to use the vernacular TCF, who are very interested in helping their neighbors and friends and the communities that they serve. And so there's a natural fit with us in that regard.

And I think our -- again, the strength of our brand, product offering, the values we represent will be embraced by their team. And -- but I think many of those are shared, by the way, so I don't see this as a big cultural transition.

We know the -- well, the executives at the top. And I can tell you because we do things together in the community. We've done the Detroit strategic neighborhood initiative, the Detroit mortgage program, more recently, the -- a funding of an educational organization. So there are a series of things that we've done together, and we're very much aligned.

Gary Torgow, the Chairman of TCF, I've done it for 20 years. We've done business on a variety of occasions, so enormous trust and respect for him. So I don't see this as 2 very, very different companies. They'll come together naturally.

Robert Scott Siefers
Okay. All right. Terrific. And just as a separate follow-up. I know you guys had hoped to repurchase shares next year or kind of return capital more heavily. Obviously, the deal changes the calculus completely. But just as we think about it, is repurchase kind of off the table for 2021 now?

Zachary J. Wasserman
So I think -- thanks for that, and I'll take it. This is Zach. As part of this deal, we will resubmit a capital plan -- CCAR capital plan within the next 90 days, and so I do expect no buybacks until we get into integration. And we'll provide more guidance over time as we get into that process.

But look, as you get out of '21 and '22, there's going to be substantial profit and capital generation that we'll look to begin to repurchase shares.

Operator
Our next question comes from the line of Steven Alexopoulos with JPMorgan.

Steven A. Alexopoulos
Steve, so you said you've known Gary Torgow for 20 years. Can you give us some color how this deal came about?

Stephen D. Steinour
I'll give you some, but I'll let you focus on the proxy that comes out. But again, Gary and I have known each other. There's a tremendous amount of respect. I think he's one of the best leaders in -- that I've met in the community -- in any community. I have enormous regard and trust for him.

And Gary and I, as we were working on a project this summer, Gary just made an offhand comment about someday it would be nice to see if we can get the 2 of these together or something of that nature. So he's so gracious, I sort of dismissed it.

But as we were looking at third quarter and '21 and beyond, feeling confident in the recovery, it seems to me that this was an important moment and time, so I reached out to Gary, and we got together very quickly. And again, we know them. We know a lot of their team have enormous respect for them.

They've got great colleagues. I mean, there's a lot of talent in TCF. And so this -- that was the initiation of this. And then, as we said, we had many hundreds of colleagues in all the diligence. The collaboration, the openness, the cooperation was the best I've ever experienced. And I've done somewhere around 200 of these in the last 40 years, Steven.

So we feel really good on multiple levels about knowing what we're doing and getting it involved with. And I'll remind you, it's comparable scale as FirstMerit. So as Zach pointed out, we've got detailed plans, and we'll be in an execution mode jointly, and we'll bring over the best talent. We'll be stronger as we come through this, much like we were with FirstMerit.

Steven A. Alexopoulos
Yes, yes. That makes sense. And then for my separate question, so if you look at the $15 million adjustment for fair play, it sounds like that's a net number. What's the gross revenue reduction from implementing fair play?

Zachary J. Wasserman
Yes. Look, I think it's a bit higher than that. But really, what we're looking to do is to introduce our -- that we -- when we introduced fair play in our base business, we've got a fairly clear playbook of how this works and how quickly it pays back. And so we think that's the best number for you to use. For comparison for FirstMerit, we disclosed $3 million and achieved about that. So that's what the best estimate I can give you.

I would note, though, kind of more importantly, probably pulling back from that specific item and talking about deposit service charges overall, our expectation is that, likely, except for Huntington, I think the same is true for TCF, that we're going to see that to be relatively flat here over the successive set of quarters, and it's really driven by what we've talked about. More than any product change is the elevated level of deposits that are in the system right now, that are causing just a lower incidence of overdrafts generally. So that's the best answer I can give you.

Stephen D. Steinour
Steven, when we launched...

Steven A. Alexopoulos
Okay, Steve.

Stephen D. Steinour
Just to add, when we launched 24-Hour Grace in 2010, we thought we had a 2-year payback, and it turned out it was roughly 3 quarters.

Steven A. Alexopoulos
Got it. And that includes expanding all of Huntington's customer-friendly practices, right, across the whole franchise.

Zachary J. Wasserman
Correct.

Operator
Our next question comes from the line of Erika Najarian with Bank of America.

Erika Najarian
And congratulations.

Zachary J. Wasserman
Thanks, Erika.

Erika Najarian
Steve, you alluded to some of the revenue synergies that you could reap. And I was looking last night at TCF standalone slides when they were talking about some of the opportunities of the TCF-Chemical merger, and I think one of them was really selling the treasury management and deposit franchise into the inventory and equipment finance clients.

And I'm wondering, if you could share with us what those opportunities are. And I know they're not part of the numbers, but what have you penciled out for revenue synergies in terms of amount and timing?

Stephen D. Steinour
I won't give you the exact number, Erika, but I'll go through categories, if you will. So first of all, we've been working with OCR principles now for a decade, we'll introduce those.

Secondly, we have a much broader set of products and services. So our treasury management is much broader. Our capital markets, much broader, by comparison. FX is outsourced. Derivatives is outsourced. Credit cards are outsourced. The broker-dealer is outsourced. They don't have insurance products. And I'm just giving you a partial list. And you think about what we can do with SBA in Denver and Minneapolis, we went from 0 in Chicago to #1 or 2 in a year with FirstMerit.

So we think we've kind of wide basket of opportunities, including those 11,000 finance dealers that they're doing some inventory finance with. But if you compare it to how we deal with our auto dealers, we are hugely penetrated with our auto dealers. That's one of our deepest cross-sell ratios that we have in the company.

So we see a lot -- we just see a lot of energy -- a lot of opportunity. 1,500 new consumers, and we are very good at mortgage and home equity lending. In fact, we're top 10 in home equity lending in the country. We'll be able to do a lot with the team and the distribution we pick up here, especially in these exciting markets.

Zachary J. Wasserman
This is Zach. I will just tack on to that. There's also a nice opportunities on our -- to extend our balance sheet optimization program to just drive continued new maintenance and expansion for them, particularly in reducing deposit and wholesale funding costs over time.

Erika Najarian
Got it. Yes, that's clear. And Zach, maybe this follow-up question is for you. You mentioned CECL double counting in terms of the reserve, and I'm wondering if you could give us a little bit more detail on that $124 million that you're counting in the EPS accretion. Is that simply reserve release of the non-PCD loan work?

Zachary J. Wasserman
Yes. I'm going to point this question to our merger expert, Scott Brewer.

Scott Brewer
Yes. Erika, it's Scott. Yes, so that's straight accretion of the CECL double count back into the earnings. I'll guide you in terms of timing there. That is pretty heavily commercial, so it's got a fairly short tail on it, call it, 2 years.

And the offset to that, obviously, the $113 million up there, that's primarily made up of the credit mark and some reversing of the -- or sorry, the rate mark and the reversal of the remaining fair value on the TCF balance sheet from their merger. So that rate mark, it's got a longer tail. It's primarily fixed on the fixed resi book, so that accretes off at, call it, 5 quarter years.

Zachary J. Wasserman
One of the -- so I'd just highlight something there that Scott said, just for emphasis. One of the interesting things about this deal is the fair value marks and the CECL double count essentially offset each other, particularly in the first couple of years here, so it'd be cleaner than it would normally be.

Operator
Our next question comes from the line of Bill Carcache with Wolfe Research.

Bill Carcache
I had a question on timing. You guys have the benefit of a relatively stronger currency, which at about 1.6x tangible book is certainly stronger than TCF's at about 1.3x, and that relative premium is limiting dilution and contributing to the relatively short earn back period, which appears very reasonable given everything that the deal brings.

But my question is, why now? TCF has traded at a premium to HBAN over most of the past decade. But year-to-date, HBAN has outperformed TCF, and we're now in this unique window where TCF is trading at a discount to you guys.

So I was just hoping if you have a little bit of color on -- is this more about locking arms and pursuing the strategic opportunity together to a point where that overwhelms any 10 percentage point or whatever sort of differential in valuation that perhaps they could have garnered if they waited a little bit longer? Just looking for a little bit of color on the timing.

Stephen D. Steinour
Bill, I'll offer my insights, but I clearly can't speak for the TCF management team. Again, we know each other well. There's a lot of confidence and trust, and both of us felt that we were coming out of this recession with a pretty strong recovery likely to be in '21 and beyond.

And so the timing for us, combining with the -- with what we bring to them, seem to be very, very attractive. I went through, I think it was Erika's question, about revenue synergies. That's a long list, and that's only a partial list. There's a lot we'll be able to do together.

And for us, the combination allows us to get these synergies on the expense side, but also reinvest in technology in an incremental way above our baseline. So the scale that we achieve with this is really helpful to us and I think will propel us for many, many years.

So this is, in my mind, a classic in-market great deal for both sets of shareholders because you get not just expense, but revenue. And we've proven we can get the revenue as we did in FirstMerit, comparable scale when we look back, FirstMerit then Huntington and TCF to Huntington today.

Bill Carcache
That's helpful. And I remember you describing one of the drivers of the success of the FirstMerit deal as it was happening is winning hearts and minds. And so as you look ahead to this deal, can you talk a little bit about how you're thinking about employee retention for TCF?

And maybe in what ways are the aspects of that deal similar or different from FirstMerit? And that's my last question. I'll follow up with Mark.

Stephen D. Steinour
Thank you for the follow-up as well. Bill, the hearts and minds are where we're starting. We'll be meeting with their teams literally every hour tomorrow on Zoom calls. Unfortunately, we can't do it in person at this stage, and I'll be in Detroit this afternoon beginning that with their management teams. And our teams, our executive team, will be reaching out in the next day or so as well.

So there's a lot of tremendous talent in TCF, and we're interested in combining with the best talent from both organizations. It worked -- served us very, very well with FirstMerit, where we have a number of executives who joined us. I'll give you an example, the head of our asset-based finance company, the head of our private client group. I could go on and on, 2 of my direct reports, 2 of the executive leadership team members.

We're very, very comfortable with this process, and we will engage with them in a very open and constructive way to make sure we get the best talents to serve our shareholders going forward. There'll be a retention program put in place. There are a series of things that we'll do together. And I would tell you, again, the cooperation and the openness that we've experienced, and I'm sure will continue because we know each other so well, is beyond anything I've seen in other situations like this.

Operator
Our next question comes from the line of Terry McEvoy with Stephens Inc.

Terence James McEvoy
Maybe first question, maybe just start with a question on Chicago. It's one of your largest markets where you do not have kind of that top 5 market share that you stressed in the presentation. What are your kind of medium-term and longer-term thoughts on possibly becoming a larger player in Chicago and whether that's in the cards?

Stephen D. Steinour
The way we're thinking about Chicago, Terry, I alluded to earlier, just building that a little bit. So we've got roughly 30 branches or points of distribution. We're going to add over 130 branches in Greater Chicago and as widely distributed is now a different footprint for us to work with.

We'll start doing more on the consumer side, exercising our consumer playbook, bringing our fair play and other elements in. But uniquely for us, we are really well positioned to drive in the Chicago market with our digital capabilities. And we will look to do that and make that play substantially in a digital context as well.

Our other business lines, we're now in a position to build out where we were selected before. And there's a lot of talent at TCF, who's been in that market now for decades, that will come over to us. And so I think we'll be a more comprehensive commercial bank with very good consumer capabilities, very, very good small business. As I mentioned, we're -- we've done exceptionally well with SBA lending, as an example, in Chicago and mortgage and just others, in addition to all the commercial opportunity both for us in Chicago.

We have a great team of commercial bankers in Chicago. I suspect they do too. So that's a terrific setup for our future on the commercial side.

Terence James McEvoy
Great. And then as a follow-up, I was wondering if you could help me out on the right-hand side of Slide 22. I understand the math. You take the $0.62 and divide by the $0.23 on the prior page, which generates $2.7 million -- or 2.7 years of earn back.

If you think about it on a real-time basis, given the deal closes middle part of next year and the cost savings will not be fully realized until 2023, I guess, my question, in real-time or real terms, what is the earn back on that analysis or that time frame?

Scott Brewer
Terry, it's Scott Brewer. We show it this way because we're fully loading the capital dilution as well. So that's full capital dilution, all one-timers, full CECL, all after tax to get your 7% or $0.62 dilution, and asking that you look at the synergies on a run rate basis, which is the $0.23, that gives you the 2.7 years. If you just assume what we've laid out for '22 in terms of synergy realization of 75%, you're looking at $0.16 accretion instead of the $0.23.

Zachary J. Wasserman
I would just tag on. We looked at the earn back in several different ways, as is the typical market convention. The other typical way is the so-called crossover method. It kind of looks at more of an underlying forecast, and it produces a very similar result. The crossovers just add about 3/4 to the 2.7 years, so it's pretty similar either way.

Operator
Our next question comes from the line of Jon Arfstrom with RBC Capital Markets.

Jon Glenn Arfstrom
Congratulations. Just want to go back in due diligence. Curious if any surprises there, and it looks like CRE is a little bit heavier at TCF than maybe you've been accustomed to. I know you've derisked that book quite a bit, but talk a little bit about any surprises in due diligence and how you're thinking about CRE.

Richard A. Pohle
Yes. It's Rich. I'll take that. The due diligence process that we did, Steve alluded to it in his comments, we essentially re-underwrote this entire portfolio. We hit the high points of just about every portfolio they had created as a big piece of that. We looked at about 80% of the overall CRE book, 85% of the construction book and as you look at some of the COVID-impacted areas, about 80% of hotels and 85% of retail. So it was a very thorough analysis of the overall book and CRE, in particular.

I would say from an overall standpoint, not -- there weren't a lot of surprises. I mean, I think walking in, we knew that they had a larger CRE book proportionally than we did, and this transaction would double the size of our combined portfolios. But 40% of their CRE book is in multifamily, 40% of it -- of the construction book is in multifamily. So from a concentration standpoint, if you're going to have it anywhere, that's where you would want to have it.

Our view on it is a large book for us now, but it's not -- actually, it doesn't even reach our capital limits internally that we set. So we had a tolerance for this level of commercial real estate. As Steve mentioned before, we're not going to go out and move any of this or -- but we'll manage it very effectively.

We have a very a sponsor-focused view of how we underwrite in commercial real estate. They have a sponsor view as well. It's a little different than ours, but we were very pleased to see that the sponsor came before the project. And even though there are differences in how we view things at the sponsor-first approach, we believe it's the right way to do it.

So overall, we're comfortable with the due diligence. As I mentioned, we went very deep all over, and no real surprises. So when we talked about putting the mark at 2.4% on this, it was a very deliberate and thorough process to get there.

Jon Glenn Arfstrom
Okay. Good. And then just the newer markets, the Twin Cities in Denver, are these -- will they become growth markets for you? Will you be making investments? Or is the plan at least in the near term?

Stephen D. Steinour
They will definitely be growth markets. I'm sorry, Jon, I interrupted you.

Jon Glenn Arfstrom
That was my question, too.

Stephen D. Steinour
Definitely, they'll be growth markets. We will invest. We believe there's opportunity for us with how we go to market in both of those markets. And so we're excited -- very excited to have this entry position, much like Chicago is for us with FirstMerit.

Operator
Our next question comes from the line of Brian Klock with Keefe, Bruyette, & Woods.

Brian Paul Klock
Congratulations.

Zachary J. Wasserman
Thanks, Brian.

Brian Paul Klock
Just real quick, and I apologize if you said this, I was trying to keep up, Zach. But on the capital distribution comments, can you -- did you discuss anything about the dividends, I guess, and plans for both dividends into the close and then post-close? Any plans to harmonize the dividend before the close? Or will that just happen after the close?

Zachary J. Wasserman
Yes. Thanks for asking. So good clarification. So no harmonization pre-close, harmonization after close. I think our plan and expectation is to maintain current dividend levels on both sides between now and the time we closed during the second quarter of next year. And then we'll assess dividend and share repurchase going forward.

Although I would say that, as we've said a couple of times on our side, over time, as we -- our priority for incremental over and above current level of capital distribution will likely be share repurchase once we get approval for it, as we go through the capital resubmission process that I mentioned earlier.

Brian Paul Klock
Okay. And maybe just a quick follow-up. So I know you guys will be around 10% CET1 at closing. I mean, what would be the plans to kind of maintain that in 2022 and beyond?

Zachary J. Wasserman
Yes. I think I've mentioned a little bit earlier. Look, our view is we've got -- we're very well capitalized and very well reserved. And so clearly, we want to get into the integration. That would be the proven and responsible thing before we start getting back into capital distributions, but -- in terms of repurchases.

But with that being said, over time, our expectation is that we're kind of -- if we're bumping up against the top of that 10% level, we'll come down more into the middle of it is our general expectation over the longer term.

Brian Paul Klock
All right. Great.. And just I also wanted to just say thank you for actually breaking out the pieces of the accretable yield on Slide 21. I know a lot of banks just net the number, so it was helpful to see that the double count broken out separately. So thanks for that.

Zachary J. Wasserman
You're welcome.

Operator
Our next question comes from the line of David Long with Raymond James.

David Joseph Long
TCF, specifically legacy TCF had invested heavily in digital technology and had a very competitive mobile banking application. I want to see if that's something that you guys plan to leverage. Or is it simply they're going to be moving on to Huntington's system once the integration is done?

Zachary J. Wasserman
Yes. I'll take that one. Look, I think there are great little pockets of technology in TCF. And to the extent that we can use them, we absolutely will. Full stop. And then I would say as well, they've got a phenomenal technology team, really strong team, and we're excited about building out an additional innovation of -- with that team.

I think with that being said, we'll continue to just drive forward really, really quickly on digital development and innovation on the combined entity, and we haven't talked about a lot. I don't think I've got the question yet about it, but one of the things we're particularly excited about is the incremental $150 million invested on top of what was already going to be a substantially increasing tech budget.

As we've talked about a lot in the Huntington plan, our long-range plan had called for quite material over time increases in technology, but -- and this will just be doubling down on it to the point where, a couple of years from now, in '23, we'll have double the technology development. I'm talking about just development, not run the process, that we have today.

So I believe it's an incredibly powerful combination. And yes, there will be pieces of their technical bring in. But frankly, the combined entity is going to be the thing that we're really, really excited about in terms of continued innovation.

David Joseph Long
Got it. And then as a follow-up, the 6 months to getting this deal approved seems pretty quick. Have you had discussions with regulators on this tie-up already? And do you expect any pushback? Or are you pretty confident that 6 months you'll get the approval and be moving forward?

Stephen D. Steinour
We've had multiple discussions with regulators, the early on heads-up and then pre-announcement session. If you look back to -- I think we had the fastest approval when we did the FirstMerit. We're very confident of our time frame here.

Operator
Our next question comes from the line of Brock Vandervliet with UBS.

Brocker Clinton Vandervliet
Just following on that last one in terms of the tech spend, and we can see the branch overlap, and the map looks pretty compelling. The bank M&A 101, you've got heavy branch overlap. I wonder, though, even a step beyond the traditional integration on the branch side, whether COVID and whether your tech spend will give you a somewhat stronger next leg to continue to reimagine the branch footprint in a way that may go well beyond what's in the slide.

Zachary J. Wasserman
Yes. Look, I think the -- we have been on a digital development journey for a while, and we've talked about how important it is, how we're going to be adding resources to it, how we built the whole strategy and innovation to our company, be a people-first, digitally powered and a leading bank in that regard.

And so absolutely, we think there's tremendous upside. We're seeing our customers at the engagement levels that we're having in acquisition, in usage, in self-servicing, in net promoter, in customer satisfaction via -- at peer-leading levels. And so doubling the budget is going to be an incredibly powerful competitive lever for us.

How that relates to the branch network over time, we're going to have to watch and see. I think customer -- we want to be where our customers are, and customers still like to go into brick-and-mortar franchises for certain transactions.

The branch network is changing, I think as we've talked a lot about in terms of what it's there for and it's shifting more and more towards the higher value, more consultative, more complex and less transactional. And so over time, that does give us the opportunity to continue to optimize.

We've been on roughly 3% to 4% reduction path per year over the last 3 years, and so I would be -- I would not be surprised to continue to see that kind of longer-term opportunity. And so, I guess, coming back to heart of your question, yes, the bigger branch network, which will enable a continuation and a sustenance of that kind of long-term efficiency play. Whether we see any kind of a kink or major change in that, we'll have to watch the customer behaviors.

Brocker Clinton Vandervliet
Got it. And what's the proposed date for your system -- your main system integration?

Stephen D. Steinour
It will be dependent on the exact date we get from -- get the approval. And so it will either be Labor Day next year or the October 3-day weekend.

Operator
Our next question comes from the line of John Pancari with Evercore ISI.

John G. Pancari
I appreciate the detail you gave on Slide 13 on the $150 million tech investment. I just wonder if you could elaborate a little bit.

Is there any back-end investment that's factored in here? Specifically, is there an investment in your core systems that's being considered? And also whose system are you going to be migrating on when it comes to the core system?

I think -- I believe you guys are on Hogan, and I believe that TCF migrated on to Chemical's system when that combination happened. So I'm interested in what dynamic is happening there as well.

Stephen D. Steinour
John, this will be a conversion to our core. We have -- since FirstMerit, we have built out the capacity to take an opportunity like this and just bring it on. And there's no significant change that we need to make within our core. It's already been absorbed.

So CPU on demand, additional servers, that sort of stuff, we'll need to do, but that's it. The core apps are already set for this kind of volume. Thank you.

John G. Pancari
Okay. Got it. And then separately, in terms of that $150 million, I know you indicated that it would ramp. And now you have a $20 million pretax impact for 2022. How does that play out in terms of the expected EPS accretion and book value dilution, if you dial that in because I know you excluded it from the cost base?

Zachary J. Wasserman
Yes. No, thanks for clarifying. Those of you who aren't in the depths of tech dev accounting, this can be a little confusing.

Just to give you a sense of how it works. Whenever we increase one unit of technology development spend in any given year, we typically see about 40% of that hit the P&L expense in that year. And the other 60% is capitalized and then amortized over the success of 3 years after that.

And so to give you a sense of my estimated P&L impacts, as the spend ramps up,over the 3.5 years, as I mentioned, is $20 million in 2022, $33 million in 2023 and $42 million in 2024. That's the P&L impact of it, and I sort of expect that run rate of the lift in our already existing ramping up tech spend to work that way.

In the EPS accretion that we talked about, the 20% -- the 18% on a fully phased-in synergy basis and then 13% on a kind of expected realization of 75% in synergies in '22, both of those included the $20 million of technology expense as a deduct. So the -- some of the biggest drivers of the EPS accretion, the $490 million of cost saves, but we did include in the calculation of accretion and in the earn back that $20 million. It is in both of those calculations, that $20 million cost.

John G. Pancari
Got it. That's very helpful. And then lastly, just the differential then, the remaining differential between that 13% base case and the 18%.

If it already reflects the investment, then what is the main driver? Is it just faster and potential realization of branch consolidation? Or what are the main drivers there?

Stephen D. Steinour
So let me -- I'm glad you're asking, so we can clarify this. There's 2 typical market standard approaches for talking about the EPS creation for M&A like this.

One is the so-called fully phased-in synergy view, which is sort of like a run rate view. We're just trying to give you a sense of the run rate earnings power of the incremental earnings that will come from this. That's the 18%. It's a bit theoretical. It assumes all 100% of the synergies were realized in 2022 in the P&L in 2022.

The actual expectation we've got in terms of the timing of synergy realization based on the timing of the integration that Steve mentioned and just how those synergies will ramp up, it's about 75% actual realized synergies in 2022. So when you use that slightly lower number of synergies, you get kind of a realized EPS lift of 13% in 2022. But again, the run rate power, 18%; actual booked in the year, 13%.

Operator
Ladies and gentlemen, that concludes our question-and-answer session. I'll turn the floor back to Mr. Steinour for any final comments.

Stephen D. Steinour
Thank you. As you can tell, we're incredibly excited about and confident of the combination with TCF Financial, and I hope that's come across very clearly today.

To the TCF team members and shareholders, the Board, the executive leadership team, I look forward to welcoming you to Huntington next summer.

This is a traditional bank acquisition with significant overlap and resulting in financial impacts that are very attractive. The pro forma earnings accretion is significant. The overlaps also drive the strategic rationale, as we will become much stronger, better competitors across our existing footprint, and we get a couple very dynamic new markets. The pro forma growth opportunities of the combined companies are greater than either of us would have on our own.

And we're very focused on managing risks and maintaining our aggregate moderate leverage profile. And the end market nature of this combination and the familiarity of the companies will allow us to better manage risks associated with the transaction of this relative size. We know what we have to do, and we will execute with focus and urgency to deliver the expected benefits for our shareholders.

Finally, as I'm fond of reminding you, we are locked in long-term shareholders. We've closely aligned the interest of our Board and executive management and our colleagues with the owners of the company via mechanisms, such as our holder retirement equity requirements. And we have collectively been 1 of the 10 largest shareholders of the company for the past 5 years. This alignment, I believe, is incredibly important, and this is evident in how we approach this transaction.

So thank you again for your support and interest in Huntington. Have a great day, and enjoy the holiday season with your families. Thank you.

Operator
This concludes today's conference. You may disconnect your lines at this time. Thank you for your participation.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF.  Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and TCF will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807.

PARTICIPANTS IN THE SOLICITATION

Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC.  Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.